August 16, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Matthew Derby

Re:	YayYo, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 18, 2018
File No. 333-224549

Dear Mr. Derby:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated August 6, 2018 (the “Comment Letter”) relating to the filing made by YayYo, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Amendment No. 3 to Form S-1

Cover Page

1.	We note that you have amended your registration statement to contemplate a firm commitment primary offering in addition to a best-efforts resale offering, but you have not named an underwriter for the primary offering nor listed the underwriting agreement as an exhibit to your filing. Please advise.

The registration statement was amended to include the name of the underwriter for the primary offering and a form of underwriting agreement has been included as an exhibit.

2.	Your registration statement has been revised to contain two prospectuses, one for the offering by the company and one for the resale offering by certain selling stockholders. Please revise to include a table of contents for the selling stockholder prospectus.

The Company will add the appropriate table of contents.

Summary of the Offering, page 6

3.	We note your disclosure here that Ramy El-Batrawi will control approximately 58.62% of the voting power of your outstanding common stock upon completion of the offering. We further note your disclosure on page 20 that as of the date of the prospectus, Mr. El-Batrawi owned approximately 58.62% of your outstanding common stock. Please reconcile or advise.

The percentages were recalculated and the percentage of ownership upon completion of the offering was amended.

Securities and Exchange Commission

August 16, 2018

Dilution, page 40

4.	The final paragraph on page 41 references the “following table,” but no table ensues. Please revise or advise.

The Company added the table.

Liquidity, Capital Resources, and Plan of Operations, page 46

5.	We note your response to prior comment 3. Please disclose the minimum period of time that you will be able to conduct your planned operations using currently available cash resources without regard to any proceeds that you expect to receive from the exercise of warrants or additional financing. Refer to FRC 501.03(a) and Section IV of SEC Release No. 33-8350.

The Company revised its disclosures. As of June 30, 2018, the Company has $314,702 in cash. The Company used $307,209 of cash for operating activities for the three months ended March 31, 2018 and $180,407 of cash for operating activities for the three months ended June 30, 2018. With the addition of approximately 45 new vehicles in May and June 2018, the Company believes that based on its current operations, it will have sufficient cash available for current operations through December 31, 2018.

Report of Independent Registered Public Accounting Firm, page F-2

6.	Please revise to include a dual-dated audit opinion from your independent auditor referencing the restatement of your financial statement. Refer to AU 508 and 530.

The opinion from our independent auditor was revised to include a dual-dated audit opinion referencing the restatement of our financial statement.

Signatures and Power of Attorney, page 92

7.	Please revise to include the signature of the Principal Accounting Officer. Refer to Form S-1, Instruction to Signatures.

The registration statement includes the signature of the Company’s Principal Accounting Officer.

Alternate Pages for Selling Shareholder Prospectus Cover Page, page 98

8.	Please clarify on the selling shareholder prospectus cover page, as you disclose elsewhere in the filing, that the selling shareholders must sell their shares at a fixed price until such time as your shares are listed on a national securities exchange or quoted on the OTCBB, OTCQX or OTCQB marketplaces.

The Company revised the cover page on the selling shareholder prospectus to disclose that the selling shareholders must sell their shares at a fixed price until such time the shares are listed on a national securities exchange or quoted on the OTCBB, OTCQX or OTCQB marketplaces.

General

9.	We note you disclose a price range of $7 to $9 per share with a midpoint initial public offering price of $8 per share, but your Calculation of Registration Fee Table reflects a proposed maximum offering price per share of $8. Please revise or advise.

The Company revised the Calculation of Registration Fee Table.

Securities and Exchange Commission

August 16, 2018

10.	Please obtain and file a revised legality opinion for the shares of common stock to be offered in the primary and resale offerings being registered.

The Company filed a revised legality opinion for the shares of common stock to be offered in the primary and resale offerings being registered.

11.	To the extent that you intend to include graphics in the forepart of your prospectus, please supplementally provide us with copies of any pending graphics or artwork you intend to use. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

To the extent the Company includes any graphics in the forepart of the prospectus, it will supplementally provide such materials to the SEC.

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

To the extent the Company uses written communications, as defined in Rule 405 under the Securities Act, in meetings with potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide such materials to the SEC.

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.

Cc:	Ramy El-Batrawi
Ross Carmel, Esq.